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                              August 22, 2023

       Terry-Ann Burrell
       Chief Financial Officer and Treasurer
       Beam Therapeutics Inc.
       238 Main Street
       Cambridge, MA 02142

                                                        Re: Beam Therapeutics
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-39208

       Dear Terry-Ann Burrell:

               We have reviewed your August 9, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 20, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       8. Equity method investment
       Orbital, page F-26

   1. Please address the following as it relates to your equity method investment in Orbital
                                                        Therapeutics and your
response to our prior comment:
                                                            You state that the
activities that most significantly impact Orbital   s economic
                                                            performance are
directed by the Orbital board and that power is not shared because the activities that
most significantly affect Orbital   s economic performance do not
                                                            require the consent
of all of the parties, but rather a simple majority. Given the board consists of six
members, explain how key decisions are made when a simple majority vote is not
achieved (i.e., 3-3 tie).
 Terry-Ann Burrell
Beam Therapeutics Inc.
August 22, 2023
Page 2
                You state that Orbital   s board was initially comprised of six
directors and that you
              control no more than two of these seats. Explain how the remaining seats on the
              Orbital board are determined and identify the parties that have the power to nominate such directors.
                You indicate that, in addition to your President who is serving as interim CEO of
              Orbital, you have the power to nominate one director for approval by the preferred shareholders. Explain the process by which director nominations are approved by preferred shareholders, including the minimum votes needed for approval and how votes are allocated amongst preferred shareholders.
                Provide us with both the initial and current composition of Orbital's ownership structure, including both preferred and common shareholders and any other variable interests. In this regard, we note that Orbital was initially funded by ARCH Venture
              Partners, a16z Bio+Health and Newpath Partners.
                For each preferred stockholder, provide us the percentage ownership of Orbital, particularly noting if any one stockholder or group of related party stockholders own a significant percentage of the total preferred stock. If any of the preferred stockholders of Orbital are related parties to you or other preferred stockholders, provide an analysis under ASC 810-10-25-42 through 25-44B.
                You state on page 77 of the 10-K that in addition to your CEO and President being members of the board of directors of Orbital, two of your directors affiliated with
              ARCH Venture Partners are members of the board of directors of Orbital. Tell us how you considered these directors in your determination of whether or not you are the primary beneficiary and whether or not these directors are considered de facto agents pursuant to ASC 810-10-25-43.
                Provide us with copies of the following documents to facilitate our analysis:
                o License and Research Collaboration Agreement entered into with Orbital in
                   September 2022
                o Stock Purchase Agreement for purchase of 75.0 million shares of Orbital common stock with a fair value of $25.5 million
                o Key governance documents for Orbital (e.g., articles of incorporation, by-
                   laws, investor rights agreement and voting agreement) to the extent they contain information relevant to an analysis under ASC 810.

       You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 if
you have questions regarding our comment.



FirstName LastNameTerry-Ann Burrell                           Sincerely,
Comapany NameBeam Therapeutics Inc.
                                                              Division of
Corporation Finance
August 22, 2023 Page 2                                        Office of Life
Sciences
FirstName LastName